

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Linda Rubinstein
Chief Financial Officer
Adverum Biotechnologies, Inc.
100 Cardinal Way
Redwood City, California 94063

> **Re: Adverum Biotechnologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2024**
> **File No. 333-277634**

Dear Linda Rubinstein:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rule 8-08 of Regulation S-X are presented in your registration statement.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth Guernsey